UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Demonstrates New Prepress Solutions for Newspapers at NEXPO 2002

NEXPO 2002 Orlando, FL (June 21, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is demonstrating the Trendsetter® NEWS 200 platesetter with new plateloading and front-end systems for newspaper prepress operations at NEXPO 2002 in Orlando, Florida from June 22-24. The Trendsetter NEWS platesetter is the industry's fastest thermal system, producing more than 200 plates per hour with the award-winning SQUAREspot™ thermal imaging head for the highest quality and consistency from plate to plate.

"Introduced last year at NEXPO, the Trendsetter NEWS family brings all the benefits of thermal platesetting to newspaper producers at the fastest imaging speeds," explains Neil McLean, product manager, Trendsetter NEWS. "In just one year, 70 systems have been installed around the world. The response from our customers has been incredible. A typical customer is on press on day two of the installation and is printing papers on day three." On the Creo booth, the Trendsetter NEWS 200 platesetter is operating with a preloader for an increased on-line capacity to 600 broadsheet or 300 panorama plates. The preloader automatically picks and loads printing plates, removes interleaf paper where required, and passes the plate to the platesetter.

More Plate Choices

Trendsetter NEWS platesetters now give a broader choice of printing plates than ever before. The new Anocoil 830 T-plates are being imaged by the Trendsetter NEWS 100 system on the Creo booth, as well as on the Anocoil Corporation booth. For the first time, the Trendsetter NEWS is imaging and processing the Southern Lithoplate Cobra 830 TN plates, a new thermal plate from the leading vendor to smaller North American newspapers. Additional plate choices include the Kodak Polychrome Graphics (KPG) ThermalNews plate from KPG's Anitec Newspaper Sales Division, and the DiamondPlate LT-2 and new DiamondPlate LT-N thermal plates from Western Litho Plate & Supply Co./A Lastra Group Company.

Proven Technology and Experience

Newspapers around the world are installing the Creo platesetter to image thermal plates for newspaper publishing. A 90-day evaluation installation of the Trendsetter NEWS 100 system with Anocoil plates is underway at The Clarion-Ledger of Jackson, Mississippi, a Gannett Co., Inc. newspaper. Also imaging Anocoil plates is the Fort Worth Star-Telegram, with the new 150-plates-per-hour Trendsetter® NEWS 150 platesetter. Knight Ridder, Inc., the second largest newspaper publisher in the United States, owns the daily. The Morris Communications Corporation has purchased two Trendsetter NEWS 100 platesetters for the Savannah Morning News. The Free Lance-Star, the daily newspaper of Fredericksburg, Virginia, also recently installed the Trendsetter NEWS platesetter. Newspapers in Italy, China, Singapore, the Philippines, and Venezuela also installed the Trendsetter NEWS platesetter in the last year.

Four models of the Trendsetter NEWS platesetter deliver fast imaging, automatic plate loading and unloading, and a flexible, standard file-format interface to typical newspaper production systems. The machine-to-machine accuracy of the SQUAREspot™ thermal imaging heads, combined with the binary nature of thermal newspaper plates, achieves consistent and repeatable halftone dot structures.

Creo technology has long been used by some of the largest newspapers in the world. Dolev™ imagesetters from Creo image film for the national edition of The New York Times (printed at 14 sites) and The Wall Street Journal (printed at 17 sites). This spring Brisque™ workflow from Creo generated and processed the PDF files for the first-ever color front page of The Wall Street Journal. When the Journal launched its new design with more color this year, it upgraded to a 100-line screen and chose Turbo Screening™ software from Creo for smoother dot formation.

Creo Demonstrates Prepress Software for Newspapers

Creo is also demonstrating the new Prinergy® Page Pairer software which integrates into Prinergy®, Brisque™ and third-party workflows. See all the Creo newspaper solutions at NEXPO 2002.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +1.604.451.2700
F. +604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: June 21, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary